September 30, 2008

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

ATTN:	Terence O’Brien, Accounting Branch Chief

RE:	Form 10-K for the Fiscal Year ended December 31, 2007
Filed March 13, 2008
Schedule 14A Filed on April 22, 2008
Forms 10-Q for the Fiscal Quarter ended March 31, 2008 and June 30, 2008
File No. 0-26025

Dear Mr. O’Brien:

As requested, U.S. Concrete, Inc. hereby provides its response to comment one of the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated September 22, 2008. For ease of reference, we have repeated the Staff’s comment one below. This response also supplements and applies to our September 8, 2008 response to your letter dated August 7, 2008.

COMMENT:

Form 10-K for the Fiscal Year Ended December 31, 2007

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE TO COMMENT 1:

•	We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in their filings.
•	We acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	We acknowledge that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Terence O’Brien
Securities and Exchange Commission
September 29, 2008

We will be in contact with you shortly regarding our remaining responses and the timing thereof. Based on my discussions with Tracey Houser Monday morning, I informed her that due to Hurricane Ike and the damage caused to our building, which required the building to be shut down for 17 days, we will be seeking an extension of time to respond. We were allowed access to our building, including full mail service beginning yesterday.

Please contact the undersigned with any questions concerning this letter at (713) 499-6215.

Very truly yours, Robert D. Hardy Executive Vice President and Chief Financial Officer U.S. Concrete, Inc.